Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee of

FMC Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-76214) on Form S-8 of FMC Technologies, Inc. of our report dated June 18, 2004, with respect to the statement of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan, as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004 Annual Report on Form 11-K of the FMC Technologies, Inc. Savings and Investment Plan.

/s/ KPMG LLP

Chicago, Illinois

June 27, 2005